EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation or Organization	Percentage of Voting Securities Owned by Texas Capital Bancshares, Inc.
Texas Capital Bank	Texas	100%
Texas Capital Alternative Asset Management, LLC	Delaware	100%
Texas Capital Bank Wealth Management Services, Inc.	Texas	100%
Texas Capital Community Development Corporation	Texas	100%
TCB Public Funding, Inc.	Texas	100%
TCBI Securities, Inc.	Texas	100%